IN THE UNITED STATES DISTRICT COURT FOR
                     THE SOUTHERN DISTRICT OF WEST VIRGINIA

                               HUNTINGTON DIVISION



ENERGY  CORPORATION  OF  AMERICA,
a  West  Virginia  corporation,

                       Plaintiff,

v.                                               CIVIL  ACTION  NO.  3:01-1317

MACKAY  SHIELDS  LLC,  a  Delaware
limited  liability  company,  et  al.,

                       Defendants.


                                      ORDER

     Pending before the Court are Defendant's motion for reconsideration of this Court's January 25, 2002 Order granting partial summary judgment in favor of Plaintiff, Energy Corporation of America (ECA), and Defendants' motion to allow limited discovery to supplement the record. For the reasons that follow, the Court DENIES Defendants' motions.

     In December, 2001 ECA brought a declaratory judgment action seeking a declaration of its rights and obligations under certain provisions of an Indenture dated May 23, 1997 resulting from its sale of a subsidiary. The Court granted an expedited hearing and issued and Order dated January 25, 2002 granting partial summary judgment in favor of ECA and denying Defendants' motion to dismiss. The sole issue before the Court was the meaning of the phrase beginning "taxes paid or payable" in the definition of Net Proceeds. Defendants then filed a counterclaim invoking provisions of the Indenture other than those argued by the parties and considered in the January 25, 2002 Order as applicable

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to  the  sale.  The  Court  granted partial summary judgment to Plaintiff on the counterclaim in an Order dated June 3, 2002. On May 22, 2002, Defendants filed the currently pending motions for reconsideration and motion to allow limited discovery to supplement the record.

     The Court notes that its grant of partial summary judgment was an interlocutory order, which is subject to reconsideration at any time prior to entry of a final judgment. Rule 54(b) of the Federal Rules of Civil Procedure applies. See Fayetteville Investors v. Commercial Builders Inc., 936 F.2d 1462 (4th Cir. 1991). While Rule 54(b) contains no standard for reconsideration of prior orders, the Court is guided by the standards found in Rules 59(c) and 60(b). Shrewsbury v. Cyprus Kanawha Corp., 183 F.R.D. 492, 493 (S.D.W. Va.
1998) ("Following the instructions of Fayetteville Investors, the Court is guided by the general principles of Rules 59(e) and 60(b), but does not scrutinize Movants' motion under those Rules' strictures.") The Court will consider whether Defendants' new evidence would materially change the Court's analysis, whether the circumstances surrounding the Defendants' failure to seek this evidence was the result of mistake, inadvertence, or excusable neglect, and whether equity favors reopening the partial summary judgment. This standard is less stringent than a motion brought pursuant to Rule 60(b), but all of these factors weigh against Defendants' motions.

     On January 7, 2002, this Court held a telephonic meeting with counsel for the parties as a result of Plaintiff's motion for an expedited hearing. During that meeting, the parties expressly stated that the contested provisions of the Indenture should be resolved as a matter of law and that there was no need for development of factual issues. Consequently, the Court entered an Order setting deadlines for cross-motions for summary judgment. Following receipt of the moving papers from each side, the Court held oral argument and promised a ruling quickly. Throughout these proceedings, both the parties and the Court continued

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to  treat the issue as being solely a matter of law.  In the now pending motion,
Defendants state that the contested provisions of the Indenture are ambiguous and, as such, require the introduction of parol evidence to permit proper interpretation by the Court. However, the Court applied the plain meaning of the contested language and found the provision unambiguous.

     While the declaratory judgment action was filed by ECA, the actions of the Defendants were the impetus for the action. In December, 2001 Defendants issued a Notice of Default contesting ECA's use of the proceeds of their sale of Mountaineer Gas Company. Because of the deleterious effects of such a notice, ECA filed the declaratory judgment action. The Defendants were well aware of ECA's interpretation of the Net Proceeds section and its treatment of the proceeds of the sale of Mountaineer. Considerable correspondence ensued between the parties regarding the sale during the months prior to Defendants' filing the Notice of Default. Throughout this time, Defendants were aware of the disagreement between the parties regarding the meaning of the Asset Sale language in Section 4.9 of the Indenture. Apparently, though, counsel just recently located a witness who participated in the negotiations regarding this section. Defendants have not exercised reasonable diligence in seeking evidence form the participants in the Indenture's negotiations. Further, there is no justification for failing to raise the possibility that extrinsic evidence would be sought or offered when the partial summary judgment was before the Court. This witness and other extrinsic evidence as to the parties' intent was available all along, yet Defendants did not seek such evidence at any time prior to the January 25, 2002 Order. Defendants chose to submit the issue as a question of law, rather than one of fact, and took their chances with the outcome.

     If Defendants wanted to argue or pursue a factual dispute as to the meaning of the negotiated provisions of the Indenture, they had several opportunities to so state, beginning with the telephonic meeting with the parties, and an obligation to do so at the hearing held on this issue. Instead, throughout

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their  motion  and  responses, Defendants maintained the issue was a question of law, not fact. To agree with Plaintiff and state to the Court that the issue is one of law, only to change positions when decision is rendered that is not the Defendants' liking, and then assert that the matter is one of fact is inequitable.

     For these reasons, Defendants' motions are DENIED. The Court DIRECTS the Clerk to send a copy of this Order to counsel of record and any unrepresented parties.


                                          ENTER:     July  19,  2002


                                            /S/ Robert C. Chambers
                                         --------------------------------------
                                             ROBERT  C.  CHAMBERS
                                             UNITED  STATES  DISTRICT  JUDGE


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